CORE AI HOLDINGS, INC.

25 SE 2ND AVENUE, SUITE 550

MIAMI, FL 33131

November 18, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re: Core AI Holdings, Inc.

Registration Statement on Form F-3 (File No. 333-291487)

Ladies and Gentlemen:

Reference is made to the Registration Statement on Form F-3 (File No. 333-291487) filed by Core AI Holdings, Inc. on November 13, 2025 (the “Registration Statement”). Pursuant to Rule 473(c) of the Securities Act of 1933, as amended (the “Act”), the following delaying amendment, prescribed by Rule 473(a) of the Act, is hereby incorporated into the facing page of the Registration Statement:

“The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said section 8(a), may determine.”

If you have any questions regarding this delaying amendment or the Registration Statement, please contact Steven Lipstein of Lucosky Brookman LLP at (732) 395-4416.

Very truly yours,

cORE AI HOLDINGS, Inc.

By:	/s/ Aitan Zacharin
Name: Aitan Zacharin
Title: Chief Executive Officer